OLD MUTUAL ABSOLUTE RETURN FUND, L.L.C.
c/o Larch Lane Advisors LLC
800 Westchester Avenue, S-618
Rye Brook, New York 10573

February 11, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505
Attention:  Kieran Brown

Re: Old Mutual Absolute Return Fund, L.L.C. (the "Registrant") Registration Statement on Form N-14 8C (File Nos. 333-172209 and 811- 21896)

Dear Mr. Brown:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form N-14 8C be accelerated so that it will be declared effective on February 15, 2011 or as soon as practicable thereafter.

Please notify George M. Silfen, Esq., of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2131 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

OLD MUTUAL ABSOLUTE RETURN FUND, L.L.C.

By: /s/ Ross Weissman
      Name: Ross Weissman
Title:   CFO

OLD MUTUAL INVESTMENT PARTNERS

By:  /s/ Matthew J. Appelstein
Name:  Matthew J. Appelstein
Title:  President